Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: 561-805-8000
Facsimile: 561-805-0001

May 26, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ted Yu, Examiner

Re:  Applied Digital Solutions, Inc. (the “Registrant”)
    Registration Statement on Form S-3
    File No. 333-123567

Dear Mr. Yu:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 9:00 a.m. on Tuesday, May 31, 2005, or as soon thereafter as practicable.

In connection with the staff’s comment letter dated April 21, 2005, the Registrant acknowledges the following:

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APPLIED DIGITAL SOLUTIONS, INC.

/s/ Scott Silverman
Scott Silverman
Chief Executive Officer

cc: Kathleen Krebs